Exhibit 23.4

CONSENT OF INDEPENDENT VALUER

We hereby consent to the reference of our name and description of our role in the valuation process of the estimated net asset values per common share of Lightstone Value Plus Real Estate Investment Trust III, Inc. and its subsidiaries being included in the Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (No. 333-195292) of Lightstone Value Plus Real Estate Investment Trust III, Inc., being filed on about April 20, 2016.

In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Marshall & Stevens Incorporated

April 20, 2016